Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

ssuzzan@fulbright.com direct dial: (212) 318-3092	telephone: (212) 318-3000 facsimile: (212) 318-3400
August 13, 2009
VIA FEDERAL EXPRESS
H. Roger Schwall, Esq.
Chris White, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Re:	Randgold Resources Limited Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008 Filed on May 15, 2009 File No. 000-49888
Ladies and Gentlemen:
          We represent Randgold Resources Limited. This shall confirm my telephone conversation of August 13, 2009 with Tracy McNeil. Randgold Resources Limited acknowledges receipt of the staff’s comment letter dated July 31, 2009 and will respond to such letter within 20 business days from the date of the letter.
          Please do not hesitate to contact me should you have any questions.

Very truly yours,
/s/ Steven I. Suzzan

Steven I. Suzzan

cc:	D. Mark Bristow (Randgold Resources Limited) Graham Shuttleworth (Randgold Resources Limited)